Mail Stop 0408
      January 31, 2006

By U.S. Mail and Facsimile (650) 461-5700

David A. Baylor
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104

Re:	Thomas Weisel Partners Group, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed January 17, 2006
	File No. 333-126793

Dear Mr. Baylor:

      We have reviewed your draft pages sent to us on Janaury 29, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Tax Benefit

1. For tax benefit adjustments presented throughout the filing, tell us how you determined that those benefits were more likely than not to be realized in view of the registrant`s historical losses.
Refer
to paragraphs 92-98 of SFAS 109.





Summary Consolidated Financial Data, page 7
Selected Consolidated Financial And Other Data, page 43

2. Label the existing Pro Forma table titled Pro Forma, As
Adjusted
For Compensation And Corporate Tax to read Pro Forma, As Adjusted and reflect the pro forma information presented on face of the consolidated statements of operations. In addition, revise note
(c)
to explain the basis of the presentation and other related notes, as applicable.

3. Delete the presentation of pro forma, as adjusted for the offering information.

Risk Factors, page 10
Our independent registered public accounting firm identified..., page
17

4. Please move this risk factor so that it becomes the first risk factor in this section.

5. Please revise to disclose what steps have been taken by the company to address the material weaknesses discussed.

Unaudited ProForma Condensed Consolidated Financial Information, pages 30-38

6. Delete the columns titled Pro Forma Adjustments For This
Offering
and Total Pro Forma, As Adjusted For This Offering. The initial public offering awards are not factually supportable pursuant to Item
11-02 (b)(6) of Regulation S-X.

7. If the initial public offering awards are deemed to be material nonrecurring charges which directly result from the transaction and which will be included in the income of the registrant within the twelve months succeeding the transaction such charges should be disclosed separately and the presentation should clearly indicate that these charges were not considered in the pro forma condensed consolidated statement of operations information.

8. Provide disclosure in the filing similar to that provided in note
(g) on pages 37 - 38 as to the terms and proposed accounting treatment of the restricted stock units under the equity plan that the company intends to grant effective as of the completion of the offering. In this regard, tell us how you intend to account for the restricted stock unit awards in years one to three when such shares will be deliverable in equal installments on or about the third, fourth and fifth anniversaries of the date of completion of the offering.






Consolidated Statement Of Financial Condition - page F-3

9. Revise the Consolidated Statement Of Financial Condition to reflect the effects of the reorganization particularly the conversion of Class C, Class D and Class D-1 redeemable preference shares into
shares of common stock, notes payable and, in the case of Class D-
1
redeemable convertible shares, a warrant immediately prior to the completion of the offering on the face of the balance sheet. In addition, reclassify the accumulated deficit of the LLC to paid-in-capital.

Consolidated Statement Of Operations - page F-4

10. Label the pro forma presentation to read Pro Forma, As
Adjusted.
Revise the presentation to reflect the adjustments for tax and compensation expense as well as adjustments for the reorganization resulting from the issuers change from a LLC to corporate form. Applicable revisions should also be made to Note 19 to explain the basis of the presentation.

Exhibit 23.1 - Consent Of Independent Registered Public Accounting
Firm

11. Provide a currently dated consent of the independent registered public accounting firm in the amendment to the Form S-1.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Donald Walker, Senior Assistant Chief Accountant, at
(202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

								Sincerely,


      Mark Webb
      Legal Branch Chief


cc:	Scott D. Miller, Esq.
	Sullivan & Cromwell LLP
	1870 Embarcadero Road
	Palo Alto, California 94303

	Jeffrey D. Saper
	Robert G. Day
	Wilson Sonsini Goodrich & Rosati, P.C.
	650 Page Mill Road
	Palo Alto, California 94304

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David A. Baylor
Thomas Weisel Partners Group, Inc.
January 31, 2006
Page 4